Absolute Software Announces New Partnerships with Leading ISVs Leveraging Absolute Application Persistence-as-a-Service
Ericom, Utopic, and WinMagic extend the power of Absolute’s firmware-embedded Application Persistence capabilities to enable automatic self-healing for their mission-critical security solutions
VANCOUVER, British Columbia and SAN JOSE, Calif. — June 6, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing endpoint and secure access solutions, today announced new partnerships with leading Independent Software Vendors (ISVs) to strengthen resiliency of their endpoint applications with Absolute Application Persistence-as-a-Service (APaaS). As APaaS partners, Ericom, Utopic, and WinMagic® are leveraging Absolute’s firmware-embedded technology to monitor and automatically heal their mission-critical security solutions - ensuring they remain healthy, installed, and working effectively across their customer bases.
Through APaaS, ISVs have the ability to embed Absolute’s Application Persistence™ capabilities directly into their software packages to continuously maintain the integrity of their endpoint applications with lower development costs and no ongoing code maintenance. APaaS partners also have access to rich application health telemetry data that offers valuable insights into application health and performance, allowing for continuous optimization and improvement.
“As APaaS partners, Ericom, Utopic, and WinMagic have taken the critical steps needed to harden and self-heal their mission-critical applications at the firmware level,” said Edward Choi, SVP of Global Alliances at Absolute Software. “Our unique device intelligence consistently shows that the complexity of today’s endpoint environments has left endpoint agents under constant threat of decaying, colliding with other applications, or being disabled by malicious or negligent users. By ensuring their endpoint agents remain healthy and working effectively, these leading ISVs are delivering a higher return on software investments and strengthening security posture for their end customers.”
“Hardening our ZTEdge platform has been a top priority for Ericom, and with Absolute, we’ve found the right partnership to put our vision into motion,” said John Peterson, CPO at Ericom. “Adding Absolute’s undeletable firmware-based self-healing to our mission-critical endpoint application gives us the confidence that we are delivering on our promise of enabling our customers to strengthen their security defenses in today’s perimeter-less digital environments.”
“Our customers depend on our leading self-healing automation capabilities to enforce policies, ensure compliance issues, improve asset performance, and reduce operational support costs as part of their NIST Cybersecurity Response and Recovery journey,” said Bob Whirley, CEO at Utopic. “By partnering with Absolute to harden our endpoint agent with APaaS, we have even more confidence that we are enabling seamless workplace transformation and modernization.”
“Some of the world's largest organizations rely on SecureDoc everyday to protect their sensitive data from falling into the wrong hands,” said Thi Nguyen-Huu, CEO at WinMagic. “To complement our encryption offering, we are thrilled to add authentication to our comprehensive security product suite with MagicEndpoint. The ability to leverage Absolute’s firmware-embedded, self-healing capabilities to our leading authentication and encryption suite through APaaS gives us even more assurance that we are delivering on our promise to offer security solutions that free our customers to think, share and achieve their goals, knowing their employees and data are protected.”

To learn more about partnering with Absolute to enable self-healing and hardening of your mission-critical security or business app through APaaS, visit here.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust security for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - enabling customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.
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